Exhibit 99.86

ENERGY FUELS INC.
(the “Corporation”)

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matters submitted to the Annual and Special Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) held on Wednesday, March 6, 2013. At the Meeting, the Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Management Information Circular dated January 25, 2013 (the “Management Information Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

Canada Stock Transfer Company (“CST”) provided the Corporation with a scrutineer’s report setting out the details of proxies received by CST in accordance with the Management Information Circular. The scrutineer’s report showed that the shares represented by the proxies received by CST which specified voting instructions were directed to be voted as follows in respect of the election of the nine individuals named in the Management Information Circular as nominees for election as directors of the Corporation:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
J. Birks Bovaird	146,554,394	98.77%	1,815,851	1.22%
Stephen P. Antony	146,809,763	98.95%	1,560,482	1.05%
Paul A. Carroll	146,432,102	98.69%	1,938,143	1.31%
W. Robert Dengler	146,657,156	98.85%	1,713,089	1.15%
Larry Goldberg	146,403,194	98.67%	1,967,051	1.33%
Mark E. Goodman	145,711,109	98.21%	2,659,136	1.79%
Bruce D. Hansen	146,751,341	98.91%	1,618,904	1.09%
Ron F. Hochstein	146,466,041	98.72%	1,904,204	1.28%
Richard Patricio	146,510,709	98.75%	1,859,536	1.25%

As a result of the foregoing, a vote by way of show of hands was held at the Meeting, and each of the above-noted nine nominees was elected a director of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.	Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG LLP, Chartered Accountants, were reappointed as the auditors of the Corporation to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors, and the directors were authorized to fix their remuneration.

3.	Approval of Stock Option Plan

By an ordinary resolution passed by vote of the Shareholders held by ballot, the Corporation’s 2013 Amended and Restated Stock Option Plan and unallocated options were approved, in the form of the resolution set out in the Management Information Circular. The vote was passed by 108,056,689 shares voted in favour (72.46%) and 41,070,968 shares voted against (27.54%) .

4.	Approval of Share Consolidation

By a special resolution passed by vote of the Shareholders held by ballot, the form of the special resolution attached as Schedule C to in the Management Information Circular, authorizing the consolidation of the Corporation’s common shares, was approved. The vote was passed by 216,541,146 shares voted in favour (93.64%) and 14,707,130 shares voted against (6.36%) ..

DATED this 12th day of March, 2013

ENERGY FUELS INC.

Per:	(signed) “David C. Frydenlund”
David C. Frydenlund, Corporate Secretary